CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Reverse Split of its TVIX, TVIZ, VIIX and USLV ETNs

New York, August 22, 2013 Credit Suisse AG announced today that effective August 30, 2013, it will implement 1-for-10 reverse splits of its VelocityShares™ Daily 2x VIX Short Term ETN (“TVIX”), Daily 2x VIX Medium Term ETN (“TVIZ”) and VIX Short Term ETN (“VIIX”) and its VelocityShares™ 3x Long Silver ETN (“USLV”).

The reverse splits will affect the trading denominations of these ETNs but it will not have any effect on the principal amount of the underlying notes, except in the cases of “partial ETNs.”

The closing indicative value of each series of these ETNs on August 29, 2013 will be multiplied by ten to determine their respective reverse split-adjusted closing indicative values. The reverse splits will be effective at the open of trading on August 30, 2013 and these ETNs will begin trading on the NYSE Arca on a reverse split-adjusted basis on such date. Following the reverse splits, each series of these ETNs will have a new CUSIP but will retain the same ticker symbol.

On September 4, 2013, holders of record will receive one reverse split-adjusted ETN for every ten units of the relevant series of ETNs. In addition, such holders of record that hold a number of units of ETNs that is not evenly divisible by ten will receive a cash payment for any number of units remaining of such series of ETNs (the “partials”). The cash amount due on any partials will be determined on September 5, 2013, based on the respective closing indicative value of each series of these ETNs on such date and will be paid by Credit Suisse AG on September 6, 2013.

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP/New CUSIP
VelocityShares™ Daily 2x VIX Short Term ETN due December 4, 2030	TVIX	22539T852 / 22539T613
VelocityShares™ Daily 2x VIX Medium Term ETN due December 4, 2030	TVIZ	22542D779 / 22539T100
VelocityShares™ VIX Short Term ETN due December 4, 2030	VIIX	22542D811 / 22539T621
VelocityShares™ 3x Long Silver ETN due October 14, 2031	USLV	22542D662 / 22539T597

Press Contacts
Katherine Herring, Credit Suisse, telephone +212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,300 people. The registered shares (CSGN) of Credit Suisse's

Media Release August 22, 2013 Page 2 / 2

parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.